Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

September 27, 2007

Dear Ms. Cvrkel

Air France-KLM Annual Report on Form 20-F for the year ended March 31, 2007 filed July 9, 2007 (File No. 001-32139)

Air France-KLM (the “Company”) refers to the Staff’s comment letter dated August 23, 2007 on the above referenced annual report on Form 20-F (the “Annual Report”) of the Company.

Set forth below in detail is the response of the Company to the Staff’s comment. For your convenience, the comment is repeated below in italics prior to the response.

Form 20-F for the fiscal year ended March 31, 2007

Note 20. Equity Affiliates, page 51

1.      We note from the disclosure in Note 20; that the company has provided summarized financial information of WAM Acquisition (formerly Amadeus GTD) for the one month ended July 31,2005 and the five months ended December 31, 2006. We also note from the disclosure on page F-54 that the closing date for the WAM acquisition financial statements has changed. Please note that pursuant to Rule 4-08(g)(2) of regulation S-X, summarized financial information for entities accounted for under the equity method is to be presented as of the same dates and periods as the Company’s financial statements, to the extent practicable. As such, please revise future filings to include summarized financial information of both WAM Acquisition and Amadeus GTD for each of their most recent fiscal year ends for each period that they have been included in your financial statements. In this regard, summarized financial information should be presented for Amadeus GTD for the seven month period ended July 31,2005 in addition to that presented for the year ended December 31, 2004. Summarized financial information should be presented for WAM Acquisition for both its fiscal year ended July 31, 2006 as well as for the five-months ended December 31, 2006.

Response

The Company advises the Staff that, in accordance with Rule 4-08(g)(2) of Regulation S-X, it will revise future filings to include summarized financial information of both WAM Acquisition and Amadeus GTD for each of their most recent fiscal year ends for each period that they have been included in the Company’s financial statements.

* * * * *

Should the Staff have any questions or require any additional information, please telephone Dominique Barbarin (tel: +33 1 41 56 88 60) or email at dobarbarin@airfrance.fr.

Yours sincerely

/s/ Michel Cascarino

cc:	Jean Yu, Division of Corporate Finance

Philippe Calavia, Air France-KLM

Dominique Barbarin, Air France-KLM

Jean-Marc Bardy, Air France-KLM

Pascal Pincemin/Jean-Pierre Agazzi, Deloitte & Associés

Jean-Paul Vellutini/Jean Blascos, KPMG S.A.

Tom O’Neill, Linklaters